November 4, 2004

Via Facsimile and U.S. Mail

Michael J. Smith
Blue Earth Refineries, Inc.
8th Floor, Dina House
Ruttonjee Centre, 11 Duddell Street
Central, Hong Kong SAR, China

      Re:	Blue Earth Refineries, Inc.
      	Form 20-F filed on October 1, 2004
      	File No. 0-50971

Dear Mr. Smith:

	Please find below comments from our Office of Mining and Engineering. These comments are in addition to the comments contained in our letter dated November 3, 2004. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments
General
1. This filing contains a lot of general information about Blue
Earth
Refineries Inc., without any specific details of refurbishment, commissioning activities, and operation. This document also does not adequately describe the company structure, the resources or feedstocks, the processes utilized, cobalt commodity market or other factors important to the average investor in determining the company`s value. Revise the filing, addressing the following:
* Describe as a risk factor, Blue Earth Refinery`s role as a swing producer in the cobalt commodity market;
* Disclose the feedstock mineralogy`s, depositional features, methods of extraction, and the chemical processes required to produce a salable product;
* Develop an ownership diagram that clearly illustrates the ownership financing arrangements and commodity purchasing contracts; and
* These operations have performed below expectations in terms of throughput, cost, and recovery. Aside from reduced expectations and ownership, will any changes address these metrics?

2. Insert a small-scale map showing the location and access to your properties. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to
EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

3. For your property, provide the disclosures as required by Industry
Guide 7(b).  In particular, provide:
* The location and means of access to the property;
* A map(s) showing the location of your properties;
* Any conditions that you must meet in order to obtain or retain title to the property;
* A brief description of the rock formations and mineralization of existing or potential economic significance on the property. This includes stockpiles and/or tailings;
* A description of the present condition of the property;
* A description of any work completed on the property;
* A description of equipment and other infrastructure facilities;
* The current state of exploration of the property;
* The total cost of your property incurred to date and planned future costs;
* The source of power that can be utilized at the property; and
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b)(1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

4. We recommend that a brief description of the QA/QC protocols be provided to reassure investors regarding sample preparation, controls, custody, assay precision, and accuracy. This would apply to operational analytical procedures and the final salable products.

5. Supplementally provide the feedstock estimate reports that determine the quantity (volume and/or tonnage) of the stockpiles and tailings. In addition, provide any reports that substantiate the quality (grade) of these stockpiles. Describe the method of sample collection, sample numbers and locations, assay techniques, QA/QC, and methodology for grade determination.

6. Describe extent and condition of the infrastructure that supports the refinery. This would include the transportation systems, housing, communications, security, agriculture, local government, and local workforce conditions.

Risk factors, page 4
7. Unless you can substantiate significant technical training and/or experience in minerals exploration, mining, processing or refining by members of your management, you need to include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine or processing plant. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

8. Add a risk factor that addresses the fact that a professional geologist, mining engineer, or a processing metallurgist has not examined your mineral stockpiles or tailings in the field. Disclose these risks to investors as it relates to stockpile quantity (tonnage and volume), quality (grade of contained metals), degree of mineral
(oxidation), depositional features, and mode of extraction for processing.

9. Add a risk factor that describes the variability of the river flow. These fluctuations affect the hydropower plants ability to provide adequate power for the refinery and a loss of revenue from the Ugandan Electrical Transmission Company`s power grid. Supplemental power may be provided by diesel generators, which this action increases the project cost significantly.

Description of Business of 36569 Yukon, page 16
10. The first paragraph of this section on page 17, states the refinery is designed to the assumed specifications of a low-grade tailing pond not presently owned. The refinery is planning to receive tailings from another customer and process the tails, on a toll basis, based on test work that has not yet been completed. Disclose clearly this operation is an exploration stage property evaluating potentially cobalt-containing tails. The words "development" and "production" have very specific meanings under Industry Guide 7(a)(4), (see
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7)
..
They reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If you do not have any "reserves," as defined by Guide
7, please remove the terms "develop," "development" or "production" throughout the document, and replace them, as needed, with the terms
"explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

Property, plants, and equipment, page 20
11. The sixth paragraph, on page 21, describes the byproduct streams of zinc, nickel, and copper hydroxide. Are these products marketed or are they environmental disposal issues? Describe water treatment procedures prior to discharge into the river.

Closing Comments
      Please respond to all outstanding comments by amending the filing and submitting a response letter via EDGAR and "tagged" as correspondence. You may wish to provide us with marked copies of the amendment to expedite our review. If you do not agree with a comment, please tell us why in your response. Please understand that we may have additional comments after reviewing your responses to our comments.

      Please direct accounting comments to Tracey Houser at (202) 942-1989 or, in her absence, to Al Pavot at (202) 942-1764 and direct questions regarding mining or engineering to George Schuler at
(202)
824-5527. Direct questions on other disclosure issues to Chris Edwards at (202) 942-2842. You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.



Sincerely,



Pamela A. Long
Assistant Director


Cc:	Virgil Z. Hlus, Esq.
Clark, Wilson
Barristers & Solicitors
Suite 800-885 West Georgia Street
      Vancouver, British Columbia, Canada V6C 3H1
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Michael J. Smith
Blue Earth Refineries, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE